UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 10, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of UBS Americas Holding LLC (consolidated) selected regulatory information for the third quarter of 2016.

UBS Americas Holding LLC (consolidated) selected regulatory information

Third quarter 2016

The table below provides the key regulatory capital components and capital ratios of UBS Americas Holding LLC (consolidated). This information is prepared in accordance with applicable US Basel III rules and has not been audited by the external auditors of UBS Americas Holding LLC.

Regulatory capital components and capital ratios
USD million, except where indicated	30.9.16

Capital
Common equity tier 1 capital¹	9,707
Additional tier 1 capital²	0
Tier 1 capital	9,707
Tier 2 capital	696
Total capital	10,403

Risk-weighted assets
Total risk-weighted assets	57,375

Capital ratios (%)³
Common equity tier 1 capital ratio	16.9
Tier 1 capital ratio	16.9
Total capital ratio	18.1

1 The difference between total equity of USD 22.6 billion as of 30 September 2016 and CET 1 capital of USD 9.7 billion mainly relates to deductions for goodwill and intangible assets and deferred tax assets.    2 Additional tier 1 capital is reduced to zero by deduction of deferred tax assets attributable to net operating losses.    3 As of 30 September 2016, UBS Americas Holding LLC had a CET1 capital ratio requirement of 5.125%, a tier 1 capital ratio requirement of 6.625% and a total capital ratio requirement of 8.625%, which are the current phase-in requirements according to the applicable US Basel III rules.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s third quarter 2016 report and its Annual Report 2015 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS 111572), the AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333- Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

Date:  November 10, 2016